Exhibit 12.01

HARTFORD LIFE INSURANCE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

	Six Months Ended June,	Years Ended December 31,
	2017	2016	2015	2014	2013
EARNINGS:
Total earnings, before interest credited to contractholders	$231	$356	$530	$861	$561
Interest credited to contractholders [1]	309	631	682	725	952
Total earnings	$540	$987	$1,212	$1,586	$1,513

FIXED CHARGES:
Total fixed charges, before interest credited to contractholders	$—	$—	$—	$—	$—
Interest credited to contractholders [1]	309	631	682	725	952
Total fixed charges	$309	$631	$682	$725	$952
RATIOS:
Total earnings to total fixed charges [2]	1.7	1.6	1.8	2.2	1.6
[1] Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.
[2] Ratios of less than one-to-one are presented as “NM” or not meaningful.

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